UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Western Sizzlin Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

959542101
(CUSIP Number)

Dash Acquisitions LLC
9701 Wilshaire Blvd. #1110
Beverly Hill, CA 90212
(310)464-6364
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 959542101

1	NAME OF REPORTING PERSON Jonathan Dash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,383
	8	SHARED VOTING POWER 200,723
	9	SOLE DISPOSITIVE POWER 27,383
	10	SHARED DISPOSITIVE POWER 200,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.03%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 959542101

1	NAME OF REPORTING PERSON Dash Acquisitions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 200,723
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 200,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 959542101

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4, dated October 22, 2009, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on November 22, 2006, December 15, 2006, January 3, 2007 and December 16, 2008 (the “Schedule 13D”), relating to the common stock, $.01 par value (the “Shares”) of Western Sizzlin Corporation, a Delaware corporation, as specifically set forth below.

Item 4 is hereby amended to add the following:

On October 22, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Steak n Shake Company, an Indiana corporation (“SNS”), and Grill Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SNS (“Merger Sub”). Under the terms of the Merger Agreement and subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer, with the Issuer being the surviving corporation in the merger (the “Merger”).

The Merger Agreement and related transactions are subject to the approval of the Issuer’s stockholders and certain other customary closing conditions, which are expected to be completed by the end of the fourth quarter of 2009 or the first quarter of 2010.

Concurrently with the execution of the Merger Agreement, in connection with the Merger Agreement, Dash Acquisitions LLC entered into a voting agreement with SNS (the “Voting Agreement”).  Pursuant to the Voting Agreement, Dash Acquisitions LLC agreed to, among other things, vote all 200,723 shares of the Issuer’s common stock that it beneficially owns or exercises control and voting discretion over (i) in favor of the adoption of the Merger Agreement approval of the Merger or such other alternative structure as may be agreed upon by SNS to effect the transactions contemplated by the Merger Agreement that is no less favorable to Dash Acquisitions LLC than the terms of the transactions presently contemplated by the Merger Agreement; and (ii) against the consummation of any Superior Proposal (as such term is defined in the Merger Agreement) or any action, proposal, agreement or transaction that would result in a breach in any respect of any covenant, representation or warranty of Issuer’s contained in the Merger Agreement, which would reasonably be expected to result in any of the conditions of the Issuer’s obligations thereunder not being fulfilled or would impede or interfere with the Merger.  Dash Acquisitions LLC also agreed to certain transfer restrictions with respect to the Shares subject to the Voting Agreement and agreed to hold such Shares free and clear of any liens.

The Voting Agreement will terminate and have no further force or effect upon the date on which the Merger Agreement is terminated in accordance with its terms.

This description of the Voting Agreement and the Merger Agreement is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which have been filed or incorporated by reference.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 959542101

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,840,384 Shares outstanding, which is the total number of Shares outstanding as of October 22, 2009, as set forth in the Merger Agreement.

As the holder of sole voting and investment authority over the Shares owned by Dash’s clients in Dash Acquisitions LLC, Dash Acquisitions LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 200,723 Shares (“LLC Client Shares”) as of the close of business on October 26, 2009, representing approximately 7.07% of the outstanding Shares.

Dash is the president and control person of Dash Acquisitions LLC, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the LLC Client Shares, and together with 27,383 shares owned by Dash personally, represents approximately 8.03% of the outstanding Shares.  Dash also owns 2,000 options to purchase Shares.

Except as set forth or incorporated herein, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of its directors or executive officers has effected any transaction in the Issuer's common stock during the past sixty days.

Item 6 is hereby amended to add the following:

The description of the Merger Agreement and the Voting Agreement in Item 4 and Exhibits 1 and 2 are incorporated herein by reference.  The Reporting Persons are not participating in the purchase of the Issuer and if the Merger and the related transactions are consummated will receive the same per share consideration for their Shares as all other stockholders of the Issuer.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7 is hereby amended to add the following exhibits:

1.	Voting Agreement, dated as of October 22, 2009, by and among The Steak n Shake Company and Dash Acquisitions LLC.

2.
Agreement and Plan of Merger, dated as of October 22, 2009, by and among Western Sizzlin Corporation, The Steak n Shake Company and Grill Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 23, 2009).

CUSIP NO. 959542101

  SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009	DASH ACQUISITIONS LLC

	By:	/s/ Jonathan Dash
Jonathan Dash, President

/s/ Jonathan Dash
JONATHAN DASH